ULTIMUS MANAGERS TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

FILED VIA EDGAR

September 30, 2022

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Registration Statement on Form N-14

File No. 333-267251

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-14 (File No. 333-267251) filed with the Securities and Exchange Commission on September 2, 2022 by Ultimus Managers Trust (the “Registrant”) (Accession No. 0001580642-22-004454).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended, (the “Securities Act”), Registrant hereby amends this Registration Statement by incorporating by reference onto the cover page of the Registration Statement immediately following the calculation of the registration fee the following delaying amendment:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on September 30, 2022. If you have any questions regarding this filing, please contact me at (513) 326-3557.

Very truly yours,

/s/ Khimmara Greer

Khimmara Greer

Secretary of the Trust